Exhibit 4.10

TRANSACTION STRUCTURE AGREEMENT

This Agreement (the “Agreement”) dated April 17, 2002, is made by and between

a)                                      Preem Petroleum AB (“Preem”),

b)                                     Hydro Aluminium Conductor AB, changing its corporate name to Hydro R&M Holding AB, (“Hydro”), and

c)                                      Skandinaviska Raffinaderi AB Scanraff (“Scanraff”)

WHEREAS Preem owns 1,570,350 shares and Hydro the remaining 429,650 shares of Scanraff,

WHEREAS Preem owns 875,000 shares and Hydro the remaining 875,000 shares of Skandinaviska Kracker AB Scancracker (“Scancracker”),

WHEREAS Preem and Hydro have agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unitised ownership shares and processing rights being held 75 % by Preem and 25 % by Hydro (the “Ownership Ratio”),

WHEREAS Preem and Hydro have agreed to use Scanraff as such joint refining company by assigning all shares of Scancracker to Scanraff in return for the issuance of such number of shares in Scanraff as is required in order to meet the Ownership Ratio,

WHEREAS present share capital of Scanraff is SEK 200,000,000 represented by 2,000,000 shares and thus the issuance of 281,400 new shares to be subscribed by Preem and Hydro in equal parts is required to meet the Ownership Ratio whereupon Preem will hold 1,711.050 shares and Hydro will hold 570,350 shares, and

WHEREAS the Ownership Ratio represents split terms for the underlying fixed assets of Scanraff and Scancracker and shall represent split terms for the net value of other assets and liabilities as from April 1, 2002 (the “Effective Date “)

Now THEREFORE, the parties hereto have agreed as follows.

1.                                      Transfer of Shares

1.1                                 Hydro and Preem hereby undertake to assign all their 1,750,000 shares of Scancracker (“the Shares”) to Scanraff and in consideration therefore each subscribe for 140,700 shares in Scanraff, each share with a nominal value of SEK 100, to be issued at a general meeting of Scanraff, held not later than May 7, 2002.

1.2                                 Hydro and Preem hereby undertake to waive their redemption rights under the Articles of Association of Scancracker as regards the acquisition by Scanraff from Hydro and Preem of the Shares.

1.3                                 Hydro and Preem hereby represent and warrant to each other that each of Hydro and Preem has full and exclusive title to its respective shares in Scancracker and that all Shares are free and clear of any restrictions and are freely transferable to Scanraff subject to the waiver set out in 1.2 above.

2.                                      Parties obligations

2.1                                 The Parties hereby undertake to (i) enter into and sign a shareholders’ agreement, Schedule 1, and a processing agreement, Schedule 2, immediately following the signing of this agreement, (ii) conduct a general meeting in Scanraff not later than May 7, 2002, (iii) at such meeting approve of the increase of the share capital of Scanraff from SEK 200,000,000 to SEK 228,140,000 by issuing 281,400 new shares each with a nominal value of SEK 100 in consideration for the acquisition and the receipt of 1,750,000 shares of Scancracker as set out in 1.1 and 1.2 above and approve of the amended Articles of Association of Scanraff, Schedule 3, (iv) take appropriate actions immediately following the general meeting set out in (ii) above in order to secure that Scanraff assumes the liability of all existing Shareholder loans to Scancracker, if any, and (v) take appropriate actions in order to merge Scancracker into Scanraff as soon as legally is possible subject to that such merger can be carried out without material costs for tax, stamp-duties and alike.

2.2                                 The Parties shall as soon as practically is possible after completion of financial statements for Scanraff and Scancracker as of March 31, 2002 (the “Financial Statements”) establish the exact amount for clearing (the “Clearing Amount”) of the net value (“Net Value”), calculated in accordance with 2.2.1 below, in order to equalise the equity split with the Ownership Ratio for Scanraff.

2.2.1                      Net Value will be calculated as the sum of the following items as shown or included in the Financial Statements.

(a)          The total amount shown as financial fixed assets;

(b)         The total amount shown as current assets;

(c)          The total amount shown as liabilities, but with deductions for:

   i.         amounts included for commissionary debt to owners caused by reversion of untaxed reserves as per year end 2001;

  ii.         amounts included for accounts payable or other non interest-bearing liabilities associated with the Propylene project in Scancracker.

 iii.   Shareholder loans.

2.2.2                      Untaxed reserves as shown in the Financial Statements will be disregarded in calculation of Net Value as the discounted value of the deferred tax part represents no true liability to the Shareholders.

2.2.3                        The Clearing amount will be calculated as the amount that would bring each of the Party’s respective pre-unitisation share of Net Value in balance with the Ownership Ratio.

2.2.4                        Settlement of the Clearing Amount will be provided by such Party  (the “Owing Party”), that has to compensate the other Party in order to make the equity split coincide with the Ownership Ratio, by payment in the Owing Party’s option of either 1) an unconditional shareholder contribution (the “Shareholder Contribution”) to Scanraff or 2) cash to the other Party, in both cases not later than 10 days following agreement of the Clearing Amount.

The Shareholder Contribution will be equal to the Clearing Amount divided by a factor calculated as the figure one deducted by the owing Party’s post-unitisation ownership share. Thus, if Hydro is the Owing Party and the compensation to be paid is 6 MSEK, the Shareholder Contribution to be paid by Hydro is 6: (1-0.25) = 8 MSEK and if Preem is the Owing Party with the same compensation to be paid Preem shall pay 6: (1-0.75)=24 MSEK.

The compensation in cash will be equal to the Clearing Amount plus a compensation of the other Party’s tax cost. For the purpose of this calculation, the tax cost is agreed to be 28% of the compensation. Thus, if the Clearing Amount is 6 MSEK, the cash compensation to be paid is 6: (1-0.28)=8.33 MSEK.

2.3                                 As of the Effective Date the Parties will make adjustments to the interest bearing shareholders loans as follows:

2.3.1                        The following loan agreements in Scanraff and Scancracker will be redeemed:

(a)                                  Floating-rate loans in Scanraff as of 1998-10-30 with maturity 2003-10-30 and amounting to MSEK 157 from Preem and MSEK 43 from Hydro;

(b)                                 Floating-rate loans in Scanraff as of 2001-06-27 and 2001-06-29 with maturity 2006-06-30 and amounting to MSEK 471 from Preem and MSEK 129 from Hydro;

(c)                                  Floating-rate loans in Scancracker as of 2001-06-27 and 2001-08-01 with maturity 2006-07-31 and amounting to MSEK 37,5 from Preem and MSEK 37,5 from Hydro;

(d)                                 Floating-rate loans in Scancracker as of 2002-01-02 with maturity 2006-12-31 and amounting to MSEK 50 from Preem and MSEK 50 from Hydro.

2.3.2                        New floating-rate loans from Hydro and Preem to Scanraff will be established as of April 1, 2002, with 5 year term to maturity, quarterly amortisation and amounting to MSEK 712.5 from Preem and MSEK 237.5 from Hydro.

2.3.3                        Existing fixed-rate loan in Scanraff with maturity 2008-06-30 from Hydro will be extended with MSEK 14.

3.                                      Governing law and disputes

3.1                                 This Agreement and any right or obligation arising herefrom shall be governed by and construed in accordance with Swedish law.

3.2                                 Any dispute, controversy or claim arising out of or in connection with this Agreement shall be finally settled by arbitration in accordance with the Rules of The Arbitration Institute of the Stockholm Chamber of Commerce.

The arbitral tribunal shall be composed by three arbitrators. The place of arbitration shall be in Stockholm.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written, in three originals, one for each party concerned.

Preem Petroleum AB	Hydro Aluminium Conductor AB (changing its corporate name to Hydro R&M Holding AB)

/s/Lars Nelson, /s/Per Höjgård	/s/Pål Sunde

Skandinaviska Raffinaderi AB Scanraff

/s/Lars Nelson, /s/Pål Sunde